June 18, 2018

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:   Laura Nicholson, Office of Transportation and Leisure

Re:	X Rail Enterprises, Inc.
Registration Statement on Form S-1
Submitted January 12, 2018
CIK No. 0001697935
File No. 333-222530

Ladies and Gentlemen:

On behalf of X Rail Enterprises, Inc. (the "Company"), please accept this letter as the Company's response to the comments of the reviewing Staff of the Securities and Exchange Commission (the "Staff") in connection with the above referenced submission as set forth in the comment letter of February 6, 2018.

General

1.
We note that your common stock is quoted on the OTC Pink marketplace. Our accommodation permitting the resale of shares to be issued under an equity line agreement is available only where there is an existing public market for the securities as evidenced by trading on a national securities exchange or through the facilities of the OTC Bulletin Board or the OTCQX or OTCQB tiers of OTC Link ATS. For guidance, refer to Securities Act Sections Compliance and Disclosure Interpretation 139.13. Please remove the resale offering by GPL Ventures, LLC of up to 80,000,000 shares of common stock issuable under the securities purchase agreement. You may register this resale offering when there is an existing public market for your common stock. Alternatively, you may register the resale of the equity line securities after each put.

Response:

We have removed the resale offering by GPL Ventures, LLC of up to 80,000,000 shares of common stock issuable under the securities purchase agreement.

2.
With respect to the shares underlying the notes, it appears you are attempting to register an at-the-market offering by selling in the absence of an existing trading market for your common stock. Please disclose the fixed price or range that the selling stockholders will sell for the duration of the offering or until the time your common stock is quoted on the OTCBB or the OTCQX or OTCQB tiers.

Response:

As noted above we have removed the resale offering by GPL Ventures, LLC.  As noted below, we have reduced the number of shares registered for resale upon conversion of the EMA Note to less than 30% of the number of outstanding shares held by non-affiliates of the registrant.  Therefore, we are not attempting to register an at-the-market offering with respect to the shares underlying the EMA Note since this is a resale registration statement by a selling stockholder who is not selling shares on behalf of the registrant. The stock may be sold by the selling stockholder from time to time in a public market at market prices prevailing at the time of sale, or in private transactions at negotiated prices, or a combination of these methods.  Market price will be determined in the marketplace, and may be influenced by many factors including the trading volume of our Common Stock, fluctuations in our financial condition and operating results, and market perception of our ability to meet our growth projections.

3.
We note you are registering the offering of 416,538,466 shares of common stock. Given the size of the offering relative to the number of outstanding shares held by persons other than affiliates, the nature of the offering and the selling stockholders, this transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4).

Please provide your analysis why this transaction is appropriately characterized as an offering by or on behalf of persons other than the registrant under Rule 415(a)(1)(i). In your analysis, please address the following and any other factors you believe relevant:

•	The number of selling stockholders and the size of the offering relative to the number of outstanding shares held by persons other than affiliates;
•	The relationship of each selling stockholder with you, including an analysis whether the selling stockholder is an affiliate of the company;
•	Any relationship among the selling stockholders;
•
The dollar value of the shares included in this registration in relation to the proceeds that you received from the selling stockholders in the respective convertible note transactions, excluding any amounts of proceeds that were or will be returned to the selling stockholders or their affiliates in the form of fees or other payments;

•	The discount at which the selling stockholders will purchase common stock underlying the respective convertible notes on conversion; and
•	Whether or not either of the selling stockholders is in the business of buying and selling securities.

           For additional guidance, please refer to Securities Act Rules Compliance and Disclosure Interpretation 612.09.

Response:

•
There is now one selling stockholder, EMA Financial, LLC in the resale registration statement. Comporting with past SEC guidance we have reduced the number of shares to be registered in the registration statement for resale by EMA Financial, LLC to 10,462,020 shares, which is an amount less than 30% of the 831,639,132 outstanding shares held by non-affiliates of the registrant. The number of shares to be registered in the resale registration statement represents 0.7% of the 1,411,548,750 total shares outstanding.

•
EMA Financial, LLC is an investor and not affiliated with the Company in any manner whatsoever. Apart from the one financing transaction noted in the registration statement, there is no relationship between the registrant and EMA Financial, LLC.

•
As more fully disclosed in the registration statement, the terms of the financing transaction for the EMA Note provide that a 50% discount will apply to the conversion into common stock, provided however, that in the event that the Company's stock price falls below a certain price threshold, an additional 15% discount will apply to any such conversion.

•	The value of shares included in this registration is $25,108.00 compared to the $76,500.00 in net proceeds received by the Company from EMA Financial, LLC from the sale of the EMA Note.
•
EMA Financial, LLC is not an underwriter. EMA Financial, LLC is not in the business of buying and selling securities. The offering is a resale and not made by or on behalf of the registrant or its subsidiaries.

For the foregoing reasons, we believe EMA Financial, LLC can resell under Rule 415(a)(1)(i) promulgated under the Securities Act.

4.	Please file as exhibits to the registration statement the November 2017 Purchase Agreement with EMA Financial, LLC and the Securities Purchase Agreement with GPL Ventures.

Response:

The Company will file the November 2017 Purchase Agreement with EMA Financial, LLC as an exhibit. Since the Securities Purchase Agreement with GPL Ventures will be removed from the registration statement, the Company will not file it as an exhibit.

5.	Please consider the age of financial statement requirements in Article 8-08 of Regulation S-X prior to filing an amended registration statement.

Response:

The financial statements have been updated in accordance with Rule 8-08 of Regulation S-X.

Selling Stockholders, page 12

6.	Please disclose in a footnote the natural person(s) exercising voting and dispositive powers with respect to the shares offered by each of EMA and GPL Ventures, LLC.
Response:
We have included the following language as a footnote in the registration statement:
EMA Group, LLC ("EMA Group") is the investment manager of EMA Financial, LLC ("EMA"), and Felicia Preston ("Preston") is the managing member of EMA Group. Therefore, each of EMA Group and Preston may be deemed to have voting and investment power over the securities. Each of EMA Group and Preston expressly disclaims any equitable or beneficial ownership of such securities.
We have removed GPL Ventures, LLC as a selling stockholder.

Liquidity and Capital Resources, page 20

7.
Please discuss your ability to repay the EMA Note and GPL Note, respectively, based on the maturity and repayment terms of the notes, additional recent convertible note issuances, and your disclosure regarding your current sources of liquidity.

Response:

GPL Ventures, LLC has been removed as a selling stockholder, and the shares underlying its note will be not registered in this registration statement.

The EMA Note matures on November 27, 2018. Until the end of May 2018, the Company has the right to prepay the outstanding balance on the note in full plus the then applicable prepayment factor fee as more fully described in the EMA Note.

As more fully disclosed in the registration statement, the Company currently has insufficient funds to repay the EMA Note in cash; however, no funds will be required to repay the EMA Note to the extent that EMA Financial has converted the outstanding balance of its note. To the extent the EMA Note has not been converted and matures on November 27, 2018, unless we have revenues we will have to raise additional funds through debt or equity financing.

Convertible Notes and Warrants, page 26

8.	Please disclose the net proceeds received from the issuance of convertible notes to each of Power Up Lending Group LTD, Adar Bays, LLC, Auctus Fund, LLC and GPL Ventures.

Response:

We have disclosed the net proceeds from each of the convertibles notes. The net proceeds received from the issuance of convertible notes:

Power Up Lending Group LTD – 11/1/17 note - $42,000
Adar Bays, LLC – 12/18/17 note - $38,000
Auctus Fund, LLC – 12/20/17 note - $99,250
Power Up Lending Group, LTD – 12/21/17 note - $25,000

Plan of Distribution, page 28

9.
You state here that the selling stockholders may also sell shares in reliance on Rule 144. You also state on the prospectus cover that GPL Ventures, LLC "is an underwriter". Please clarify that to the extent a selling stockholder is an underwriter within the meaning of Section 2(a)(11), it may not rely on the Rule 144 safe harbor.

Response:

GPL Ventures, LLC has been removed from the registration statement and is not a selling stockholder.

To the extent the selling stockholder is deemed to be an underwriter within the meaning of Section 2(a)(11) of the Securities Act, it may not resell any shares in reliance upon Rule 144 under the Securities Act, and any discounts, commissions, concessions or profit it were to earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are "underwriters" within the meaning of Section 2(a)(11) of the Securities Act would be subject to the prospectus delivery requirements of the Securities Act and would not be able to resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act. However, we do not believe EMA Financial, LLC is an underwriter, and therefore it may rely on the Rule 144 safe harbor.

10.
We note your disclosure regarding short sales by selling stockholders. Please clarify whether any of the note agreements or securities purchase agreements with either selling stockholder include provisions prohibiting or conditioning short selling. If so, please describe those provisions here.

Response:

There is no provision prohibiting nor conditioning short selling.

Very Truly Yours,

/s/ Michael Barron
Michael Barron
X Rail Entertainment, Inc.